UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number:  001-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

This report on Form 6-K/A of Golar LNG Limited (the "Company") amends the Company's reports on Form 6-K filed with the Commission on (i) September 26, 2011 (containing information related to the results of our 2011 annual general meeting), (ii) October 6, 2011 (containing information related to the sale of the Golar Freeze) and (iii) November 25, 2011 (containing information related to our expected dividend payment for the quarter ended September 30, 2011), in each case solely to incorporate by reference the exhibits into the Company's registration statement on Form F-3ASR (File No. 333-175376) that was filed with the U.S. Securities and Exchange Commission with an effective date of July 6, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED.
(Registrant)

Date: December 14, 2011	By:	Brian Tienzo
	Name:	Brian Tienzo
	Title:	Chief Financial Officer Golar Management Ltd. (Principal Financial Officer)